SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SeaWorld Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

81282V100

(CUSIP Number)

Dennis O. Garris

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81282V100	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSONS Ivory Cove Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,629,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,629,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,629,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 88,856,649 of the Issuer’s shares of common stock outstanding as of August 1, 2016 reported by the Issuer on its Form 10-Q filed with the SEC on August 5, 2016.

CUSIP No. 81282V100	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSONS Braslyn Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 81282V100	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,629,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,629,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,629,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 88,856,649 of the Issuer’s shares of common stock outstanding as of August 1, 2016 reported by the Issuer on its Form 10-Q filed with the SEC on August 5, 2016.

CUSIP No. 81282V100	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSONS Adam H. Cyrus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 88,856,649 of the Issuer’s shares of common stock outstanding as of August 1, 2016 reported by the Issuer on its Form 10-Q filed with the SEC on August 5, 2016.

CUSIP No. 81282V100	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSONS Luma Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 88,856,649 of the Issuer’s shares of common stock outstanding as of August 1, 2016 reported by the Issuer on its Form 10-Q filed with the SEC on August 5, 2016.

CUSIP No. 81282V100	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSONS Gregory P. Taxin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,000*
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 21,000*
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This number includes 4,000 shares of the Issuer’s common stock subject to options exercisable within the next 60 days.
**	Based on 88,856,649 of the Issuer’s shares of common stock outstanding as of August 1, 2016 reported by the Issuer on its Form 10-Q filed with the SEC on August 5, 2016.

CUSIP No. 81282V100	SCHEDULE 13D	Page 8 of 16

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.01 par value (the “Common Stock”), of SeaWorld Entertainment, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 9205 South Park Center Loop, Suite 400, Orlando, Florida 32819.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by Ivory Cove Ltd. (“Ivory Cove”), Braslyn Ltd. (“Braslyn”), Joe Lewis, Adam H. Cyrus, Luma Asset Management, LLC (“Luma”) and Gregory P. Taxin. Ivory Cove, Braslyn, Mr. Lewis, Mr. Cyrus, Luma and Mr. Taxin are collectively referred to herein as the “Reporting Persons.”

Ivory Cove, a company organized under the laws of The Bahamas, is primarily engaged in the business of investing in securities. Braslyn, a company organized under the laws of The Bahamas, is primarily engaged in the business of investing in securities. Mr. Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor, including through the investments of Ivory Cove and Braslyn. Mr. Lewis is the sole indirect ultimate beneficial owner of and controls Ivory Cove and Braslyn. The address of Ivory Cove and Braslyn is 303 Shirley Street, P.O. Box N-492, Nassau, The Bahamas, and Joe Lewis’ address is Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, The Bahamas.

Mr. Cyrus is a citizen of the United States of America and he is an employee of Tavistock Financial, LLC, a Florida limited liability company, of which Mr. Lewis is the sole indirect ultimate beneficial owner (“Tavistock”). The address of Mr. Cyrus is 9350 Conroy Windermere Road, Windermere, Florida 34786.

Mr. Taxin is a citizen of the United States of America and his present principal occupation or employment is managing member of Luma and as managing member of Spotlight Advisors, LLC. Luma is a member-managed limited liability company organized under the laws of Delaware that is primarily engaged in analyzing and providing advice on public companies. Mr. Taxin is the direct owner and controls Luma. The address of Mr. Taxin and Luma is 509 Madison Avenue, Suite 1608, New York, New York, 10022.

On August 24, 2015, Tavistock entered into an advisory relationship with Luma, pursuant to which Luma agreed to provide Tavistock with assistance with respect to its investment in the Issuer. See Item 6 for more information regarding this advisory relationship.

By virtue of these relationships and pursuant to the Securities and Exchange Commission’s (“SEC”) beneficial ownership rules, Ivory Cove, Braslyn, Mr. Lewis, Mr. Cyrus, Luma and Mr. Taxin may be deemed to be members of a group, consisting of the Reporting Persons.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of Ivory Cove, Braslyn and Luma, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization.

None of the Reporting Persons nor any of the individuals identified on Schedule A to this Schedule 13D has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Braslyn transferred 4,433,000 shares of Common Stock to Ivory Cove on September 28, 2016 as part of an internal reorganization in exchange for shares in Ivory Cove valued at $59,535,190. The aggregate purchase price of the shares of Common Stock purchased by Braslyn and transferred to Ivory Cove is $74,513,057. The source of the funding for the shares of Common Stock purchased by Braslyn and transferred to Ivory Cove was the general working capital of Braslyn.

CUSIP No. 81282V100	SCHEDULE 13D	Page 9 of 16

The aggregate purchase price of the Common Stock purchased and currently owned by Ivory Cove is $77,173,636. The source of the funding for the shares of Common Stock purchased and owned by Ivory Cove is the general working capital of Ivory Cove.

The aggregate purchase price of the Common Stock purchased and currently owned by Mr. Cyrus is $73,492. Mr. Cyrus used personal funds to purchase the shares of Common Stock held by him.

The aggregate purchase price of the Common Stock purchased and currently owned by Luma is $1,793. The source of the funding for the shares of Common Stock purchased and owned by Luma is the general working capital of Luma.

The aggregate purchase price of the Common Stock purchased and currently owned by Mr. Taxin is $292,333. Mr. Taxin used personal funds to purchase the shares of Common Stock held by him.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business.

The Reporting Persons have engaged in conversations with the Issuer and its representatives with respect to the business of the Issuer and the Issuer’s management and board of directors.

The Reporting Persons may seek to engage in further conversations with the Issuer and its representatives and other stockholders of the Issuer and other interested parties that may relate to, among other things, the business of the Issuer and the Issuer’s management and board of directors. Other than as disclosed herein, the Reporting Persons currently have no plans or proposals that relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and/or engaging in hedging or similar transactions with respect to the Common Stock.

Item 5. Interest in Securities of the Issuer.

All percentages are based on 88,856,649 of the Issuer’s shares of common stock outstanding as of August 1, 2016 by the Issuer on its Form 10-Q filed with the SEC on August 5, 2016.

(a) The Reporting Persons may be deemed to beneficially own in the aggregate 4,655,586 shares of Common Stock which represents 5.2% of the Issuer’s outstanding Common Stock. Ivory Cove and Joe Lewis beneficially own 4,629,486 shares of Common Stock which represents 5.2% of the Issuer’s outstanding Common Stock. Mr. Cyrus beneficially owns 5,000 shares of Common Stock which represents less than 1.0% of the Issuer’s outstanding Common Stock. Luma beneficially owns 100 shares of Common Stock, which represents less than 1.0% of the Issuer’s outstanding Common Stock. Mr. Taxin beneficially owns 21,100 shares of Common Stock, which includes 4,000 shares of Common Stock subject to options exercisable within the next 60 days, and represents less than 1.0% of the Issuer’s outstanding Common Stock. Braslyn owns 0 shares.

CUSIP No. 81282V100	SCHEDULE 13D	Page 10 of 16

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

Mr. Cyrus has the sole power to vote or direct the vote of the 5,000 shares of Common Stock that he beneficially owns. Mr. Taxin has the sole power to vote or direct the vote of the 21,000 shares of Common Stock that he beneficially owns.

(ii) Shared power to vote or to direct the vote:

Ivory Cove and Mr. Lewis have shared power to vote or direct the vote of the 4,629,486 shares of Common Stock they beneficially own. Luma and Mr. Taxin have shared power to vote or direct the vote of the 100 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or direct the disposition of:

Mr. Cyrus has the sole power to dispose or direct the disposition of the 5,000 shares of Common Stock that he beneficially owns. Mr. Taxin has the sole power to dispose or direct the disposition of the 21,000 shares of Common Stock that he beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

Ivory Cove and Mr. Lewis have shared power to dispose or to direct the disposition of the 4,629,486 shares of Common Stock they beneficially own. Luma and Mr. Taxin have shared power to dispose or to direct the disposition of the 100 shares of Common Stock they beneficially own.

(c) In addition to the transactions described herein, in the past 60 days, the Reporting Persons have effected the following transactions in the shares of Common Stock in the open market:

Ivory Cove Ltd.

Date	Number of Shares Purchased	Number of Shares Sold	Price
September 29, 2016	161,427	0	$13.54
September 30, 2016	35,059	0	$13.54

Braslyn Ltd.

Date	Number of Shares Purchased	Number of Shares Sold	Price
August 4, 2016	222,000	0	$12.81
September 19, 2016	3,000	0	$11.47
September 20, 2016	337,511	0	$12.00

Adam H. Cyrus

Date	Number of Shares Purchased	Number of Shares Sold	Price
August 23, 2016	0	(2,000)	$13.40
September 8, 2016	1,250	0	$12.75
September 16, 2016	1,000	0	$17.00
September 30, 2016	2,000	0	$13.57

CUSIP No. 81282V100	SCHEDULE 13D	Page 11 of 16

Gregory P. Taxin

Date	Number of Shares Purchased	Number of Shares Sold	Price
September 9, 2016	700	0	$18.00
September 16, 2016	3,000	0	$16.00
September 16, 2016	2,300	0	$18.00

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Schedule 13D.

(e) On September 28, 2016, Braslyn ceased to be the beneficial owner of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the transactions and the agreements set forth in Item 4 are incorporated herein by reference.

On August 24, 2015, Tavistock entered into an advisory relationship with Luma, pursuant to which Luma agreed to provide Tavistock with assistance with respect to its investment in the Issuer. As consideration for such services, Tavistock agreed to pay Luma a quarterly work fee and an incentive fee equal to 10% of Tavistock’s net realized gains on a portion of its investment in the Common Stock, and agreed to reimburse Luma for its pro rata share of out-of-pocket expenses incurred by Luma directly related to the Issuer.

Additionally, Mr. Taxin owns call options that expire in January 2017 that entitle him to purchase 4,000 shares of Common Stock at a purchase price of $20 per share.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of September 30, 2016, among Ivory Cove Ltd., Braslyn Ltd., Joe Lewis, Adam H. Cyrus, Luma Asset Management, LLC and Gregory P. Taxin

CUSIP No. 81282V100	SCHEDULE 13D	Page 12 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2016

IVORY COVE LTD.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Authorized Person

BRASLYN LTD.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Director

/s/ Joe Lewis
Joe Lewis

/s/ Adam H. Cyrus
Adam H. Cyrus

LUMA ASSET MANAGEMENT, LLC

By:	/s/ Gregory P. Taxin
Name:	Gregory P. Taxin
Title:	Manager

/s/ Gregory P. Taxin
Gregory P. Taxin

CUSIP No. 81282V100	SCHEDULE 13D	Page 13 of 16

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

IVORY COVE LTD.

The directors and executive officers of Ivory Cove Ltd. are set forth below.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship
Joe Lewis	Director and President	Investor	Cay House, EP Taylor Drive, P.O. Box N-7776, Lyford Cay, New Providence, The Bahamas	United Kingdom

Jefferson R. Voss	Director	Senior Director of Tavistock Financial, LLC	9350 Conroy Windermere Road, Windermere, Florida 34786	United States of America

Jason C. Callender	Director and Vice President	Real Estate Development and Sales	Ground Floor Charles Building Lewis Drive Albany, New Providence, The Bahamas	The Bahamas

Yolande C. Julien	Secretary	Attorney	303 Shirley Street, P.O. Box N-492, Nassau, The Bahamas	The Bahamas

BRASLYN LTD.

The directors and executive officers of Braslyn Ltd. are set forth below.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship
Joe Lewis	Director and President	Investor	Cay House, EP Taylor Drive, P.O. Box N-7776, Lyford Cay, New Providence, The Bahamas	United Kingdom

Jefferson R. Voss	Director, Vice President and Secretary	Senior Director of Tavistock Financial, LLC	9350 Conroy Windermere Road Windermere, Florida 34786	United States of America

CUSIP No. 81282V100	SCHEDULE 13D	Page 14 of 16

LUMA ASSET MANAGEMENT, LLC

Gregory P. Taxin, who is a citizen of the United States, is the sole manager of Luma Asset Management, LLC. His business address is 509 Madison Avenue, Suite 1608, New York, NY, 10022.

CUSIP No. 81282V100	SCHEDULE 13D	Page 15 of 16

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of September 30, 2016, among Ivory Cove Ltd., Braslyn, Ltd., Joe Lewis, Adam H. Cyrus, Luma Asset Management, LLC and Gregory P. Taxin